SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

NORDSON CORPORATION

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

655663 10 2

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d—1(b)

☒ Rule 13d—1(c)

☐ Rule 13d—1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655663 10 2	13G/A	Page 2 of 6 Pages

(1)	Names of reporting persons Jennifer A. Savage
(2)	Check the appropriate box if a member of a group N/A (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 2,470,081
(6) Shared voting power 1,679,680
(7) Sole dispositive power 2,470,081
(8) Shared dispositive power 1,679,680
(9)	Aggregate amount beneficially owned by each reporting person 4,149,761
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 6.4%
(12)	Type of reporting person IN

Share numbers in this Schedule reflect the Issuer’s two-for-one stock split effected on April 12, 2011.

CUSIP No. 655663 10 2	13G/A	Page 3 of 6 Pages

SCHEDULE 13G/A

Item 1(a).	Name of Issuer: Nordson Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

  28601 Clemens Road

  Westlake, Ohio 44145

Item 2(a).	Name of Person Filing: Jennifer A. Savage

Item 2(b).	Address of Principal Business Office or, if None, Residence:

  3900 Key Center

  127 Public Square

  Cleveland, Ohio 44114-1291

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Shares, without par value

Item 2(e).	CUSIP Number: 655663 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 655663 10 2	13G/A	Page 4 of 6 Pages

Item 4.	Ownership:

(a)	Amount beneficially owned: 4,149,761*

(b)	Percent of class: 6.4% (Calculated based upon 65,187,881 Common Shares issued and outstanding as of January 3, 2012, as set forth in the Issuer’s Proxy Statement.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,470,081

(ii)	Shared power to vote or to direct the vote: 1,679,680

(iii)	Sole power to dispose or to direct the disposition of: 2,470,081

(iv)	Shared power to dispose or to direct the disposition of: 1,679,680

*	The number of Common Shares shown above as beneficially owned by Jennifer A. Savage includes the following Common Shares: (1) 1,219,398 Common Shares owned by the Eric Nord & Jane Nord Grandchildren Trusts dated 12/9/93, of which Jennifer A. Savage is the sole trustee, (2) 1,562,536 Common Shares owned by the Eric T. Nord Main Trust dated 04/1/03, of which Jennifer A. Savage is a co-trustee, (3) 40,980 Common Shares owned by the Emily Nord & TK McClintock IRR Trust dated 12/19/02, of which Jennifer A. Savage is a co-trustee, (4) 2,490 Common Shares owned by the McClintock 2010 Trust dated 7/8/10, of which Jennifer Savage is a co-trustee, (5) 250,683 Common Shares owned by the 2012 Grantor Retained Annuity Trust of Emily N. McClintock dated 7/8/10, of which Jennifer A. Savage is the sole trustee, (6) 1,000,000 Common Shares owned by the Jane B. Nord Grantor Retained Annuity Trust dated 8/11/11, of which Jennifer A. Savage is the sole trustee, and (7) 73,674 Common Shares owned by the Jane B. Nord Trust for the benefit of certain grandchildren, of which Jennifer A. Savage is a co-trustee.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Jennifer A. Savage and Jane B. Nord serve as co-trustees of the Eric T. Nord Main Trust dated 04/1/03 with respect to 1,562,536 of the Common Shares covered by this Schedule and may be deemed to have shared voting power and shared investment power with respect to all of these shares. Jennifer A. Savage and Virginia N. Barbato serve as co-trustees of the Emily Nord & TK McClintock IRR Trust dated 12/19/02 with respect to 40,980 of the Common Shares covered by this Schedule and may be deemed to have shared voting power and shared investment power with respect to all of these shares. Jennifer A. Savage and Virginia N. Barbato serve as co-trustees of the McClintock 2010 Trust dated 7/8/10 with respect to 2,490 of the Common Shares covered by this Schedule and may be deemed to have shared voting power and shared investment power with respect to all of these shares. In addition, Jennifer A. Savage and Virginia N. Barbato serve as co-trustees of the Jane B. Nord Trust for the benefit of certain grandchildren with respect to 73,674 of the Common Shares covered by this Schedule and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

CUSIP No. 655663 10 2	13G/A	Page 5 of 6 Pages

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 655663 10 2	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2012
Date

/s/ Jennifer A. Savage
Signature

Jennifer A. Savage, Trustee
Name and Title